

DEERE & COMPANY
One John Deere Place
Moline, Illinois 61265

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
February 28, 2007

Deere's annual stockholders' meeting will be held on Wednesday, February 28, 2007, at 10:00 a.m. central standard time at Deere's headquarters at One John Deere Place, Moline in Rock Island County, Illinois. You can find directions to our headquarters on the back cover of the proxy statement. At the annual meeting, stockholders will be asked to:

1. Elect directors *(see page 4)*;

2. Ratify the appointment of Deloitte & Touche LLP as Deere's independent registered public accounting firm for fiscal 2007 *(see page 5)*; and

3. Consider any other business properly brought before the meeting.

You may vote at the meeting if you were a Deere stockholder at the close of business on December 31, 2006.

To be sure that your shares are properly represented at the meeting, whether you attend or not, please sign, date and promptly mail the enclosed proxy card or voter instruction form in the enclosed envelope, or vote through the telephone or Internet voting procedures described on the proxy card or voter instruction form. If your shares are held in the name of a bank, broker or other holder of record, telephone or Internet voting will be available to you only if offered by them. Their procedures should be described on the voting form they send to you.

Along with the attached proxy statement, we are also sending you our 2006 annual report, which includes our financial statements. Most of you can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. Please refer to page 3 of the proxy statement and your proxy card for further information.

For the Board of Directors,

Marc A. Howze

MARC A. HOWZE
Secretary

Moline, Illinois
January 16, 2007

YOUR VOTE IS IMPORTANT

WE URGE YOU TO VOTE USING TELEPHONE OR INTERNET VOTING, IF AVAILABLE TO YOU, OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF IT IS MAILED IN THE UNITED STATES.

TABLE OF CONTENTS

PROXY STATEMENT

Why am I receiving this proxy statement?
Deere's Board of Directors is soliciting proxies for the 2007 annual meeting of stockholders. You are receiving a proxy statement because you owned shares of Deere common stock on December 31, 2006, and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

The notice of annual meeting, proxy statement and proxy are being mailed to stockholders on or about January 16, 2007.

What will I be voting on?
- Election of directors *(see page 4)*.
- Ratification of the independent registered public accounting firm *(see page 5)*.

How do I vote?
You can vote either *in person* at the annual meeting or *by proxy* without attending the annual meeting. We urge you to vote by proxy even if you plan to attend the annual meeting so that we will know as soon as possible that enough votes will be present for us to hold the meeting. If you attend the meeting in person, you may vote at the meeting and your proxy will not be counted.

Follow the instructions on your voting instruction form. Telephone and Internet voting is available to all registered and most beneficial holders.

Stockholders voting by proxy may use one of the following three options:
- filling out the enclosed *voter instruction form*, signing it, and mailing it in the enclosed postage-paid envelope;
- voting by *Internet* (if available, instructions are on the voter instruction form); or
- voting by *telephone* (if available, instructions are on the voter instruction form).

If you hold your shares in "street name," please refer to the information forwarded by your bank, broker or other holder of record to see which options are available to you.

The telephone and Internet voting facilities for stockholders will close at 11:59 p.m. eastern standard time on February 27, 2007. If you vote over the Internet, you may incur costs, such as telephone and Internet access charges, for which you will be responsible. The telephone and Internet voting procedures are designed to authenticate stockholders and to allow you to confirm that your instructions have been properly recorded.

If you hold shares through one of Deere's employee savings plans, your vote must be received by February 23, 2007 or the shares represented by the card will not be voted.

Can I change my vote?
Yes. At any time before your proxy is voted, you may change your vote by:
- revoking it by written notice to the Secretary of Deere at the address on the cover of this proxy statement;
- delivering a later-dated proxy (including a telephone or Internet vote); or
- voting in person at the meeting.

If you hold your shares in "street name," please refer to the information forwarded by your bank, broker or other holder of record for procedures on revoking or changing your proxy.

How many votes do I have?
You will have one vote for every share of Deere common stock that you owned on December 31, 2006.

How many shares are entitled to vote?
There were 226,627,522 shares of Deere common stock outstanding and entitled to vote at the meeting. Each share is entitled to one vote. There is no cumulative voting.

How many votes must be present to hold the meeting?

Under Deere's By-Laws, a majority of the votes that can be cast must be present, in person or by proxy, to hold the annual meeting.

How many votes are needed for the proposals to pass?

- Nominees for director who receive the majority of votes cast will be elected as a director. The number of shares voted "for" a nominee must exceed the number of votes "against" that nominee. In the unlikely event the number of nominees exceeds the number of directors to be elected, the nominees who receive the most votes will be elected as directors.
- The affirmative vote of a majority of the shares present in person or by proxy must be cast in favor of the ratification of the appointment of the independent registered public accounting firm.

Adoption of Majority Vote Standard for Election of Directors. In November 2006, Deere's Board of Directors approved an amendment to Deere's Bylaws to require directors to be elected by the majority of the votes cast with respect to such director in uncontested elections. In an uncontested election (when the number of nominees does not exceed the number of directors to be elected), the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In a contested election (when the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. Under our amended Bylaws, any incumbent director who fails to be elected must promptly tender his or her resignation to the Board. The Corporate Governance Committee would then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the tendered resignation, taking into account the Corporate Governance Committee's recommendation, and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Corporate Governance Committee's or the Board's decision. If a nominee who was not already serving as a director is not elected at the annual meeting, that nomine would not become a director. For the 2007 annual shareholder meeting, all nominees for the election of directors are currently serving on the Board.

What if I vote "abstain"?

A vote to "abstain" on the election of directors will have *no effect* on the outcome. A vote to "abstain" on the other proposal will have the effect of a vote *against*.

If you vote "abstain," your shares will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting.

What if I don't return my proxy card and don't attend the annual meeting?

If you are a holder of record (that is, your shares are registered in your own name with our transfer agent) and you don't vote your shares, your shares will not be voted.

If you hold your shares in "street name," and you don't give your bank, broker or other holder of record specific voting instructions for your shares, under rules of the New York Stock Exchange your record holder can vote your shares on the election of directors and the ratification of the independent registered public accounting firm.

If you don't give your record holder specific voting instructions and your record holder does not vote, the votes will be "broker non-votes." "Broker non-votes" will have *no effect* on the vote for the election of directors and the other proposal. "Broker non-votes" will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting.

What happens if a nominee for director declines or is unable to accept election?

If you vote by proxy, and if unforeseen circumstances make it necessary for the Board to substitute another person for a nominee, we will vote your shares for that other person.

Is my vote confidential?

Yes. Your voting records will not be disclosed to us except:

- as required by law;
- to the inspectors of voting; or
- if the election is contested.

The tabulator, the proxy solicitation agent and the inspectors of voting must comply with confidentiality guidelines that prohibit disclosure of votes to Deere. The tabulator of the votes and at least one of the inspectors of voting will be independent of Deere and its officers and directors.

If you are a holder of record or an employee savings plan participant, and you write comments on your proxy card, your comments will be provided to us, but your vote will remain confidential.

ANNUAL REPORT

Will I receive a copy of Deere's annual report?

Unless you have previously elected to view our annual reports over the Internet, we have mailed you our annual report for the year ended October 31, 2006 with this proxy statement. The annual report includes Deere's audited financial statements, along with other financial information, and we urge you to read it carefully.

How can I receive a copy of Deere's 10-K?

You can obtain, free of charge, a copy of our Annual Report on Form 10-K for the year ended October 31, 2006, by:

- accessing Deere's Internet site at www.deere.com/stock; or
- writing to:
  Deere & Company Stockholder Relations
  One John Deere Place
  Moline, Illinois 61265-8098.

You can also obtain a copy of Deere's Form 10-K and other periodic filings with the Securities and Exchange Commission from the SEC's EDGAR database at www.sec.gov.

ELECTRONIC DELIVERY OF PROXY STATEMENT AND ANNUAL REPORT

Can I access Deere's proxy materials and annual report electronically?

This proxy statement and the 2006 annual report are available on Deere's Internet site at www.deere.com/stock. Most stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail.

You can choose this option and save Deere the cost of producing and mailing these documents by:

- following the instructions provided on your proxy card or voter instruction form;
- following the instructions provided when you vote over the Internet; or

- going to www.icsdelivery.com/de and following the instructions provided.

If you choose to view future proxy statements and annual reports over the Internet, you will receive an e-mail message next year containing the Internet address to use to access Deere's proxy statement and annual report. The e-mail also will include instructions for voting over the Internet. You will have the opportunity to opt out at any time by following the instructions on www.icsdelivery.com/de. You do not have to elect Internet access each year.

HOUSEHOLDING INFORMATION

What is "householding"?

We have adopted a procedure called "householding," which has been approved by the Securities and Exchange Commission. Under this procedure, a single copy of the annual report and proxy statement will be sent to any household at which two or more stockholders reside if they appear to be members of the same family, unless one of the stockholders at that address notifies us that they wish to receive individual copies. This procedure reduces our printing costs and fees.

Stockholders who participate in householding will continue to receive separate proxy cards.

Householding will not affect dividend check mailings in any way.

If a single copy of the annual report and proxy statement was delivered to an address that you share with another stockholder, at your written or oral request to Deere & Company Stockholder Relations, One John Deere Place, Moline, Illinois 61265-8098, (309) 765-4539, we will promptly deliver a separate copy.

How do I revoke my consent to the householding program?

If you are a holder of record and share an address and last name with one or more other holders of record, and you wish to continue to receive separate annual reports, proxy statements and other disclosure documents, you must revoke your consent by marking the "No" box under "Householding Election" on the proxy card or by contacting Automatic Data Processing, Inc. ("ADP"), either by calling toll free at (800) 542-1061 or by writing to ADP, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

ELECTION OF DIRECTORS

Robert W. Lane, Antonio Madero B. and Aulana L. Peters are to be elected for terms expiring at the annual meeting in 2010.

The Corporate Governance Committee of the Board recommended these individuals to the Board and the Board nominated them.

Each nominee's age, present position, principal occupations during the past five or more years, positions with Deere and directorships in other companies appears below.

Mr. Richard B. Myers was appointed to the Board during 2006 for a term expiring at the annual meeting in 2008. Mr. John R. Walter's term expires at the annual meeting and the size of the Board will be decreased accordingly.

> ### THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ALL THREE NOMINEES

Name and Age at December 31, 2006	Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships
Robert W. Lane Age 57 *Director since 2000*	**Chairman, President and Chief Executive Officer of Deere** - Chairman, President and Chief Executive Officer of Deere since August 2000 - Director of Deere since 2000. Chair of the Executive Committee - Other directorships: General Electric Company and Verizon Communications, Inc.
Antonio Madero B. Age 69 *Director since 1997*	**Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.** - Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V. (automotive components manufacturing) since 1979 - Director of Deere since 1997. Member of Compensation and Pension Plan Oversight Committees - Other directorships: Director of a variety of corporations in Mexico
Aulana L. Peters Age 65 *Director since 2002*	**Retired Partner of Gibson, Dunn & Crutcher LLP** - Retired Partner of Gibson, Dunn & Crutcher LLP (law firm) since 2000 - Member of the international Public Interest Oversight Board for auditing, ethics and accounting education standards since February 2005 - Member of the Public Oversight Board of the American Institute of Certified Public Accountants – January 2001 to March 2002 - Commissioner of the Securities and Exchange Commission – 1984 to 1988 - Director of Deere since 2002. Member of Audit Review and Corporate Governance Committees - Other directorships: Merrill Lynch & Co., Inc., 3M Company and Northrop Grumman Corporation

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Review Committee has approved the selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm to examine Deere's financial statements for the 2007 fiscal year. The Audit Review Committee and the Board are requesting that stockholders ratify this appointment as a means of soliciting stockholders' opinions and as a matter of good corporate practice.

The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting is required to ratify the selection of Deloitte & Touche LLP. If the stockholders do not ratify the selection, the Audit Review Committee will consider any information submitted by the stockholders in connection with the selection of the independent registered public accounting firm for the next fiscal year. Even if the selection is ratified, the Audit Review Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Review Committee believes such a change would be in the best interest of the Company and its stockholders.

We expect that a representative of Deloitte & Touche LLP will be at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the years ended October 31, 2006 and 2005, professional services were performed by Deloitte & Touche, LLP the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche").

Audit Fees

The aggregate fees billed include amounts for the audit of Deere's annual financial statements, the reviews of the financial statements included in Deere's Quarterly Reports on Form 10-Q, including services related thereto such as comfort letters, statutory audits, attest services, consents, and assistance with and review of documents filed with the U.S. Securities Exchange Commission ("SEC") and other regulatory bodies. Audit Fees for the fiscal years ended October 31, 2006 and 2005, were $10.3 million and $10.4 million, respectively.

Audit-Related Fees

During the last two fiscal years, Deloitte & Touche has provided Deere with assurance and related services that are reasonably related to the performance of the audit of our financial statements. The aggregate fees billed for such audit-related services for the fiscal years ended October 31, 2006 and 2005, were $0.6 million and $0.4 million, respectively. These services included audits of financial statements of employee benefit plans and various attestation and due diligence services.

Tax Fees

The aggregate fees billed for professional services provided by Deloitte & Touche in connection with tax compliance, tax advice and tax planning services for the fiscal years ended October 31, 2006 and 2005 were $0.03 million and $0.2 million, respectively.

All Other Fees

There were no fees billed for services not included above for the fiscal years ended October 31, 2006 and October 31, 2005.

Pre-approval of Services by the Independent Registered Public Accounting Firm

The Audit Review Committee has adopted a policy for pre-approval of audit and permitted non-audit services by Deere's independent registered public accounting firm. The Audit Review Committee will consider annually and, if appropriate, approve the provision of audit services by its independent registered public accounting firm and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit Review Committee will also consider on a case-by-case basis and, if appropriate, approve specific services that are not otherwise pre-approved.

Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Review Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Review Committee or one or more of its members between regular meetings. The member or members to whom such authority is delegated shall report any specific approval of services at its next regular meeting. The Audit Review Committee will regularly review summary reports detailing all services being provided to Deere by its independent registered public accounting firm.

During fiscal 2006, all services by Deere's independent registered public accounting firm were pre-approved by the Audit Review Committee in accordance with this policy.

OTHER MATTERS

We do not know of any other matters that will be considered at the annual meeting. However, if any other proper business should come before the meeting, we will have discretionary authority to vote according to our best judgment.

DIRECTORS CONTINUING IN OFFICE

The eight persons named below are now serving as directors of Deere. Their terms will expire at the annual meetings in 2008 and 2009, as indicated. Their ages, present positions, principal occupations during the past five or more years, positions with Deere and directorships in other companies appear below.

TERMS EXPIRING AT ANNUAL MEETING IN 2008

Name and Age at December 31, 2006	Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships
T. Kevin Dunnigan Age 68 *Director since 2000*	**Retired Chairman of Thomas & Betts Corporation** • Retired Chairman of Thomas & Betts Corporation (electrical components) since December 2005 • Chairman of Thomas & Betts Corporation – January 2004 to December 2005 • Chairman, President and Chief Executive Officer of Thomas & Betts Corporation – August 2000 to January 2004 • Director of Deere since 2000. Chair of Audit Review Committee and member of Corporate Governance and Executive Committees • Other directorships: C. R. Bard, Inc.
Dipak C. Jain Age 49 *Director since 2002*	**Dean, Kellogg School of Management, Northwestern University** • Dean, Kellogg School of Management, Northwestern University, Evanston, Illinois since July 2001 • Associate Dean for Academic Affairs, Kellogg School of Management, Northwestern University – 1996 to 2001 • Sandy and Morton Goldman Professor of Entrepreneurial Studies and Professor of Marketing, Kellogg School of Management – 1994 to July 2001 • Visiting professor of marketing at Sasin Graduate Institute of Business Administration at Chulalongkorn University, Bangkok, Thailand; Nijenrode University, The Netherlands; Otto Bescheim Graduate School of Management, Koblenz, Germany; IIT, Delhi, India; Hong Kong University of Science and Technology, China; Recanati Graduate School of Business Administration at Tel Aviv University, Israel • Director of Deere since 2002. Member of Audit Review and Pension Plan Oversight Committees • Other directorships: Hartmarx Corporation, Northern Trust Corporation, Peoples Energy Corporation and Reliance Industries Limited

Name and Age at December 31, 2006	Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships
Joachim Milberg Age 63 *Director since 2003*	**Chairman of the Supervisory Board of Bayerische Motoren Werke (BMW) AG** • Chairman of the Supervisory Board of Bayerische Motoren Werke (BMW) AG (motor vehicles) since May 2004 • Retired Chief Executive Officer of (BMW) AG since May 2002 • Chairman of the Board of Management and Chief Executive Officer of BMW AG – February 1999 to May 2002 • Director of Deere since 2003. Member of Audit Review and Corporate Governance Committees • Other directorships: Allianz Versicherungs AG, Bertelsmann AG, BMW AG, Festo AG and MAN AG
Richard B. Myers Age 64 *Director since 2006*	**Retired Chairman of the Joint Chiefs of Staff and Retired General of the United States Air Force** • Retired Chairman of the Joint Chiefs of Staff (principal military advisor to the President, the Secretary of Defense, and the National Security Council) and Retired General of the United States Air Force since September 2005 • Colin L. Powell Chair for National Security, Leadership, Character and Ethics at the National Defense University since March 2006 • Foundation Professor of Military History and Leadership at Kansas State University since February 2006 • Chairman of the Joint Chiefs of Staff and General of the United States Air Force-October 2001 to September 2005 • Vice Chairman of the Joint Chiefs of Staff, Chairman of the Joint Requirements Oversight Council, Vice Chairman of the Defense Acquisition Board, and member of the National Security Council Deputies Commitee and the Nuclear Weapons Council-March 2000 to September 2001 • Director of Deere since April 2006. Member of the Compensation and Pension Plan Oversight Committees • Other directorships: Aon Corporation, Northrop Grumman Corporation and United Technologies Corporation

TERMS EXPIRING AT ANNUAL MEETING IN 2009

Name and Age at December 31, 2006	Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships
Crandall C. Bowles Age 59 *Director from 1990 to 1994 and since 1999*	**Co-Chairman and Co-Chief Executive Officer of Springs Global US, Inc. and Springs Global Participacoes S.A., and Chairman of Springs Industries, Inc.** • Co-Chairman and Co-Chief Executive Officer of Springs Global US, Inc. and Springs Global Participacoes S.A., and Chairman of Springs Industries, Inc. (home furnishings) since January 2006 • Chairman and Chief Executive Officer of Springs Industries, Inc.-April 1998 to January 2006 • Director of Deere from 1990 to 1994 and since 1999. Chair of Corporate Governance Committee and member of Executive and Compensation Committees • Other directorships: JPMorgan Chase & Co.

Name and Age at December 31, 2006	Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships

Vance D. Coffman
Age 62
Director since 2004

Retired Chairman of Lockheed Martin Corporation
- Retired Chairman of Lockheed Martin Corporation (aerospace, defense and information technology) since April 2005
- Chairman of Lockheed Martin Corporation – April 1998 to April 2005
- Chief Executive Officer of Lockheed Martin Corporation – August 1997 to August 2004
- Director of Deere since 2004. Member of Compensation and Corporate Governance Committees
- Other directorships: Bristol-Myers Squibb Company and 3M Company

Arthur L. Kelly
Age 69
Director since 1993

Managing Partner of KEL Enterprises L.P.
- Managing Partner of KEL Enterprises L.P. (holding and investment partnership) since 1983
- Director of Deere since 1993. Chair of Compensation Committee and member of Executive and Pension Plan Oversight Committees
- Other directorships: BASF Aktiengesellschaft, Bayerische Motoren Werke (BMW) AG, Northern Trust Corporation and Snap-on Incorporated

Thomas H. Patrick
Age 63
Director since 2000

Chairman of New Vernon Capital, LLC
- Chairman of New Vernon Capital, LLC (private equity fund) since 2003
- Executive Vice Chairman of Merrill Lynch & Co., Inc. – November 2002 to July 2003
- Executive Vice President and Chief Financial Officer of Merrill Lynch & Co., Inc. – February 2000 to November 2002
- Director of Deere since 2000. Chair of Pension Plan Oversight Committee and member of Audit Review and Executive Committees
- Other directorships: Baldwin & Lyons, Inc. and Computer Sciences Corporation

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of our common stock beneficially owned as of December 31, 2006 (unless otherwise indicated) by:
- each person, who, to our knowledge, beneficially owns more than 5% of our common stock;
- each of our directors;
- our Chief Executive Officer and the other four executive officers named in the Summary Compensation Table; and
- all individuals who served as directors or executive officers at December 31, 2006, as a group.

A beneficial owner of stock is a person who has sole or shared voting power, meaning the power to control voting decisions, or sole or shared investment power, meaning the power to cause the sale of the stock.

All individuals listed in the table have sole voting and investment power over the shares unless otherwise noted. As of December 31, 2006, Deere had no preferred stock issued or outstanding.

The table also includes information about exercisable stock options credited to executive officers under compensation plans.

In addition to the number of shares shown in the table, directors own the deferred stock units listed in footnote three following the table. The deferred stock units are credited to directors under the Nonemployee Director Deferred Compensation Plan. The value of the units are subject to the same market risks as Deere common stock. The units are payable only in cash and, with limited exceptions, must be held until the director's retirement from the Board.

In addition to the number of shares shown in the table, executive officers own the restricted stock units listed in footnote five following the table. The restricted stock units represent stock equivalent units awarded under the Omnibus Equity and Incentive Plan as part of long-term compensation. The units vest after three years and are payable only in stock after five years or following retirement.

	Shares Beneficially Owned Excluding Options (1)	Options Exercisable Within 60 Days	Percent of Shares Outstanding
Greater Than 5% Owners			
Capital Research and Management Company			
333 South Hope Street			
Los Angeles, California 90071 (2)	20,472,800		9.0%
FMR Corp.			
82 Devonshire Street			
Boston, Massachusetts 02109 (3)	11,582,335		5.1%
Wellington Management Company, LLP			
75 State Street			
Boston, Massachusetts 02109 (4)	15,400,340		6.8%
Directors (5)			
Crandall C. Bowles	10,610		*
Vance D. Coffman	2,518		*
T. Kevin Dunnigan	10,438		*
Dipak C. Jain	5,869		*
Arthur L. Kelly	17,271		*
Robert W. Lane	100,255	888,252	*
Antonio Madero B.	10,571		*
Joachim Milberg	4,606		*
Richard B. Myers	840		*
Thomas H. Patrick	18,878		*
Aulana L. Peters	5,456		*
John R. Walter (6)	14,172		*
Named Executive Officers (7)			
H. J. Markley (8)	23,088	70,014	*
Nathan J. Jones	2,111	10,618	*
David C. Everitt	1,312	67,049	*
Samuel R. Allen	1,887	65,184	*
All directors and executive officers as a group (19 persons) (9)	242,971	1,261,348	*

*   Less than 1% of the outstanding shares of Deere common stock.

(1)   The table includes the following number of restricted shares awarded to directors under Deere's Nonemployee Director Stock Ownership Plan. These shares may not be transferred prior to retirement as a director.

Director	Restricted Shares
Mrs. Bowles	9,210
Mr. Coffman	2,518
Mr. Dunnigan	8,438
Mr. Jain	5,869
Mr. Kelly	13,071
Mr. Madero	10,571
Mr. Milberg	4,606
Mr. Myers	840
Mr. Patrick	8,878
Mrs. Peters	5,256
Mr. Walter	13,272

(2)   The ownership information in the table for Capital Research and Management Company is based on information supplied by Capital Research and Management Company and contained in reports of institutional investment managers filed with the Securities and Exchange Commission for the period ended September 30, 2006. Capital Research and Management Company holds these shares on behalf of institutional and individual investors. Capital Research and Management Company disclaims investment discretion over the shares and has no voting power with respect to the shares.

(3)   The ownership information in the table for FMR Corp. is based on information supplied by FMR Corp. and contained in reports of institutional investment managers filed with the Securities and Exchange Commission for the period ended September 30, 2006. FMR Corp.'s beneficial ownership of the shares arises in the context of investment activities by institutional investment accounts managed by FMR Corp. and its subsidiaries. FMR Corp. and its subsidiaries have shared investment discretion over 11,582,335 shares and sole voting authority over 1,173,210 shares.

(4)   The ownership information for Wellington Management Company, LLP is based on information supplied by Wellington. Wellington holds the shares in its capacity as a registered investment advisor on behalf of numerous investment advisory clients, none of which is known to own more than five percent of Deere's shares. Wellington has shared dispositive power over 15,400,340 shares and shared voting authority over 7,650,540 shares.

(5)   In addition to the shares listed in the table, directors own the following number of deferred stock units credited under the Nonemployee Director Deferred Compensation Plan.

Director	Deferred Units
Mrs. Bowles	9,027
Mr. Coffman	2,618
Mr. Kelly	3,768
Mr. Madero	3,299
Mr. Patrick	5,898

(6)   The number of shares shown for Mr. Walter includes 900 shares owned by family members. Mr. Walter disclaims beneficial ownership of those shares.

(7)   In addition to the shares listed in the table, executive officers own the following number of restricted stock units awarded to executive officers under Deere's Omnibus Equity and Incentive Plan.

Executive	Restricted Units
Mr. Lane	281,849
Mr. Markley	56,788
Mr. Jones	58,905
Mr. Everitt	54,198
Mr. Allen	52,475
All executive officers	600,000

(8)   The number of shares shown for Mr. Markley includes 5,130 shares owned by family members. Mr. Markley disclaims beneficial ownership of those shares.

(9)   The number of shares shown for all directors and executive officers as a group includes 14,540 shares owned jointly with family members over which the directors and executive officers share voting and investment power.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and other persons who own more than ten percent of the outstanding Deere common stock, to file reports of their stock ownership and changes in their ownership with the Securities and Exchange Commission and the New York Stock Exchange. These same people must also furnish Deere with copies of these reports.

We have helped our executive officers and directors to prepare and file the required reports. We have established procedures where the executive officers and directors (and others on their behalf) provide us with the relevant information regarding their transactions in Deere shares. Based on this information, we prepare and file the required ownership reports on behalf of the executive officers and directors. We have reviewed the reports we prepared and filed. In addition, our executive officers and directors have made

written statements to us regarding their Deere stock ownership. Based on a review of these reports and statements, we believe that our executive officers and directors have fully complied with the reporting requirements of Section 16(a), with the following exceptions. Although information was available to Deere on a timely basis, due to an administrative oversight reports on Form 4 for the annual grant of restricted stock under the Nonemployee Director Stock Ownership Plan to Mrs. Bowles, Mr. Coffman, Mr. Dunnigan, Mr. Jain, Mr. Kelly, Mr. Madero, Mr. Milberg, Mr. Patrick, Mrs. Peters, and Mr. Walter were not filed on time. The March 1, 2006 grant of 974 restricted shares to each director were reported on April 3 and April 4, 2006. Mr. John J. Jenkins failed to timely report on a Form 4 the exercise of two tranches of employee stock options. All the transactions were subsequently reported.

CERTAIN BUSINESS TRANSACTIONS

Deere has retained InnerWorkings, Inc. to assist it in connection with print buying services. Mr. John R. Walter, a director of Deere, is the non-executive Chairman and a shareholder of InnerWorkings, Inc. In fiscal year 2006, Deere paid InnerWorkings for services approximately $5.6 million. In

addition, Deere paid other suppliers of print services approximately $2.9 million for which InnerWorkings received fees from the suppliers. Deere expects the amount of such services from InnerWorkings to increase during fiscal 2007.

The Board of Directors of Deere met five times during the 2006 fiscal year. Directors are expected to attend Board meetings, meetings of committees on which they serve, and stockholder meetings, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. During the 2006 fiscal year, all of the directors attended 75% or more of the meetings of the Board of Directors and committees on which they served. All the directors attended the annual stockholder meeting in February 2006.

Non-management directors may meet in executive session, without the Chief Executive Officer, at any time, and are regularly scheduled for non-management executive sessions twice each year. The committee chairpersons preside over the meetings of the non-management directors on a rotating basis as established by the Corporate Governance Committee.

If you wish to communicate with the Board of Directors you may send correspondence to the Corporate Secretary, Deere & Company, One John Deere Place, Moline, Illinois 61265-8098. The Secretary will submit your correspondence to the Board or the appropriate committee, as applicable. You may communicate directly with the presiding non-management director of the Board by sending correspondence to Presiding Director, Board of Directors, Deere & Company, Department A, One John Deere Place, Moline, Illinois 61265-8098.

The Board has delegated some of its authority to five committees of the Board. These are the Executive Committee, the Compensation Committee, the Corporate Governance Committee, the Pension Plan Oversight Committee, and the Audit Review Committee.

The Compensation Committee, the Corporate Governance Committee, the Pension Plan Oversight Committee, and the Audit Review Committee have written charters that comply with current New York Stock Exchange rules relating to corporate governance matters. Copies of the committee charters as well as the Company's Code of Ethics and Business Conduct Guidelines are available at www.deere.com/corpgov. A copy of these charters and policies also may be obtained upon request to the Deere & Company Stockholder Relations department. In addition, a copy of the Audit Review Committee charter is attached as Appendix A to this proxy statement.

Pursuant to the requirements of the New York Stock Exchange, the Board has adopted Corporate Governance Policies that meet or exceed the independence standards of the New York Stock Exchange. Also, as part of our Corporate Governance Policies, the Board has adopted categorical standards to assist it in evaluating the independence of each of its directors. The categorical standards are intended to assist the Board in determining whether or not certain relationships between its directors and the Company or its subsidiaries (either directly or indirectly as a partner, shareholder, officer, director, trustee or employee of an organization that has a relationship with the Company) are "material relationships" for purposes of the New York Stock Exchange independence standards. The categorical standards establish thresholds at which such relationships are deemed to be not material. Deere's Corporate Governance Policies are available on its website at www.deere.com/corpgov. A copy also may be obtained upon request to the Deere & Company Stockholder Relations department. In addition, the categorical standards adopted to evaluate the independence of Deere's directors are attached as Appendix B to this Proxy Statement.

In November 2006, the independence of each director was reviewed, applying the independence standards set forth in Deere's Corporate Governance Policies. The review considered relationships and transactions between each director (and his or her immediate family and affiliates) and each of the Company and its management and the Company's independent registered public accounting firm.

Based on this review, the Board affirmatively determined that the following directors have no material relationships with the Company and its subsidiaries and are independent as defined in Deere's Corporate Governance Policies and the listing standards of the New York Stock Exchange: Mrs. Bowles, Mr. Coffman, Mr. Dunnigan, Mr. Jain, Mr. Kelly, Mr. Madero, Mr. Milberg, Mr. Myers, Mr. Patrick and Mrs. Peters. Mr. Lane is considered an inside director because of his employment as Chief Executive Officer and President of the Company.

The Executive Committee	The Executive Committee may act on behalf of the Board if a matter requires Board action between meetings of the full Board. The Executive Committee's authority concerning certain significant matters is limited by law and Deere's By-Laws.
The Compensation Committee	The Compensation Committee approves compensation for senior officers of Deere and makes recommendations to the Board regarding incentive and equity-based compensation plans.

The Compensation Committee's responsibilities include:

- reviewing and approving corporate performance goals and objectives for compensation of Deere's executive officers;
- evaluating the executive officers' and Deere's performance relative to compensation goals and objectives;
- determining and approving the executive officers' compensation levels based on the Committee's evaluation;
- approving grants to executive officers under Deere's equity incentive plan;
- together with the Board, adopting, revising and rescinding any compensation plans in which executive officers of Deere participate;
- exercising the powers of the Committee set forth in any compensation plan established by the Board;
- retaining and terminating any independent advisors used by the Committee to assist it in fulfilling its responsibilities;
- approving the fees and other retention terms of any independent advisors to the Committee;
- delegating authority to subcommittees and to Deere for administration or other duties when the Committee deems it appropriate;
- adopting procedures and guidelines as the Committee deems appropriate to carry out its oversight functions;
- producing any required reports on executive compensation required to be included in Deere's filings with the Securities and Exchange Commission;
- making regular reports to the full Board on the activities of the Committee;

- evaluating annually the performance and effectiveness of the Committee and reporting to the Board on the results; and
- performing such other duties as may be assigned to the Committee by law or the Board.

The annual report of the Compensation Committee follows.

The Corporate Governance Committee

The Corporate Governance Committee monitors corporate governance policies and procedures and serves as the nominating committee for Board directors. The primary functions performed by the Committee include:
- developing, recommending and monitoring corporate governance policies and procedures for Deere and the Board;
- identifying and recommending to the Board individuals to be nominated as a director;
- ensuring that the Chairman periodically reviews Deere's plans regarding succession of senior management with the Committee and with all other independent directors;
- making recommendations concerning the size, composition, committee structure, and fees for the Board and criteria for tenure and retention of directors;
- overseeing the Company's Office of Corporate Compliance;
- overseeing the evaluation of Deere's management; and
- reviewing and reporting to the Board on the performance and effectiveness of the Board and the Corporate Governance Committee.

The Committee will consider candidates for nomination as a director recommended by stockholders, directors, officers, third party search firms and other sources. In evaluating candidates, the Committee considers the attributes of the candidate (including skills, experience, international versus domestic background, diversity, age, and legal and regulatory requirements) and the needs of the Board, and will review all candidates in the same manner, regardless of the source of the recommendation. The Committee will consider individuals recommended by stockholders for nomination as a director in accordance with the procedures described under "Stockholder Proposals and Nominations."

The Board of Directors has determined that under current New York Stock Exchange listing standards all members of the Corporate Governance Committee are independent.

The Pension Plan Oversight Committee

The Pension Plan Oversight Committee oversees Deere's pension plans. The Committee establishes corporate policy with respect to the pension plans, and reviews asset allocation, actuarial assumptions and funding policies. The Committee also has authority to make substantive amendments and modifications to the pension plans. The Committee reports to the Board on its activities.

The Audit Review Committee

The Audit Review Committee's duties and responsibilities include, among other things:

- retaining, overseeing and evaluating an independent registered public accounting firm to audit the annual financial statements and internal control over financial reporting;
- assisting the Board in overseeing the integrity of Deere's financial statements, compliance with legal requirements, the independent registered public accounting firm's qualifications, independence and performance, and the performance of Deere's internal auditors;
- determining whether to recommend that the financial statements and related disclosures be included in Deere's annual report filed with the U.S. Securities and Exchange Commission;
- considering whether the provision by the independent registered public accounting firm of services not related to the annual audit and quarterly reviews is consistent with maintaining the external auditors' independence;
- approving the scope of the audit in advance;
- reviewing the financial statements and the audit report with management and the independent registered public accounting firm;
- reviewing earnings and financial releases with management;
- reviewing Deere's procedures relating to business ethics;
- consulting with the internal audit staff and reviewing the internal audit function and the adequacy of the internal control over financial reporting;
- reviewing the adequacy of the Audit Review Committee charter;
- reviewing policies relating to risk assessment and management;
- setting hiring policies for employees of the independent registered public accounting firm; and
- approving all engagements for audit and non-audit services by the independent registered public accounting firm.

The Audit Review Committee reports to the Board on its activities and findings.

The Board of Directors has determined that under current New York Stock Exchange listing standards all members of the Audit Review Committee are independent and financially literate. The Board also determined that Mr. Dunnigan, Mr. Patrick and Mrs. Peters are "audit committee financial experts" as defined by the Securities and Exchange Commission and that each has accounting or related financial management expertise as required by New York Stock Exchange listing standards.

The report of the Audit Review Committee follows.

The following table shows the current membership of each committee and the number of meetings held by each committee during fiscal 2006:

Director	Executive Committee	Compensation Committee	Corporate Governance Committee	Pension Plan Oversight Committee	Audit Review Committee
Crandall C. Bowles	X	X	Chair		
Vance D. Coffman		X	X		
T. Kevin Dunnigan	X		X		Chair
Dipak C. Jain				X	X
Arthur L. Kelly	X	Chair		X	
Robert W. Lane	Chair				
Antonio Madero B.		X		X	
Joachim Milberg			X		X
Richard B. Myers		X		X	
Thomas H. Patrick	X			Chair	X
Aulana L. Peters			X		X
Fiscal 2006 meetings	0	4	4	2	4

COMPENSATION OF DIRECTORS

We pay our directors who are not Deere employees a single annual retainer of $100,000. We also pay an additional fee of $10,000 per year to the non-employee chairperson of the Audit Review Committee and an additional fee of $5,000 per year to the non-employee chairperson of each other Board Committee. We do not pay any other committee retainers or meeting fees. Under our Nonemployee Director Deferred Compensation Plan, directors may choose to defer some or all of their annual retainers and receive the amounts due to them following retirement as a director. A director may elect to have these deferrals invested in either an interest-bearing account or in an account with an equivalent return to an investment in Deere stock.

We also award our non-employee directors $75,000 of restricted Deere stock upon their election to the Board, and each year during their service as directors. A person who becomes a non-employee director between annual meetings, or who serves a partial term, receives a prorated grant.

While a person is a director, he or she may not sell, gift or otherwise dispose of these restricted shares. Directors may lose their restricted shares if their service is terminated for any reason other than retirement, disability or death. The restricted period ends when the director retires from the Board, becomes permanently and totally disabled, dies, or if there is a change in control of Deere. While the restrictions are in effect, the non-employee directors may vote the shares and receive dividends.

The reports of the Audit Review Committee and Compensation Committee and the performance graph that follow will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or future filings into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Deere specifically incorporates the information by reference, and will not otherwise be deemed filed under these Acts.

AUDIT REVIEW COMMITTEE REPORT

To the Board of Directors:

The Audit Review Committee consists of the following members of the Board of Directors: T. Kevin Dunnigan (Chair), Dipak C. Jain, Joachim Milberg, Thomas H. Patrick and Aulana L. Peters. Each of the members is independent as defined under the rules of the New York Stock Exchange (NYSE). The Audit Review Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities pertaining to the accounting, auditing and financial reporting processes of Deere & Company ("Deere"). Management is responsible for establishing and maintaining Deere's internal control over financial reporting and for preparing financial statements in accordance with accounting principles generally accepted in the United States of America. The Audit Review Committee is directly responsible for the appointment, oversight, compensation and retention of Deloitte & Touche LLP, the independent registered public accounting firm for Deere. Deloitte & Touche LLP is responsible for performing an independent audit of Deere's annual financial statements and expressing an opinion on (i) the conformity of Deere's financial statements with accounting principles generally accepted in the United States of America, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting.

All members of the Audit Review Committee are financially literate under the applicable NYSE rules, and the following members of the Committee—Mr. Dunnigan, Mr. Patrick and Mrs. Peters—are "audit committee financial experts" within the meaning of that term as defined by the Securities and Exchange Commission (SEC) in Regulation S-K under the Securities Exchange Act of 1934, as amended. The Audit Review Committee has a written charter describing its responsibilities, which has been approved by the Board of Directors and is available on Deere's website at www. deere.com/corpgov. The Audit Review Committee's responsibility is one of oversight. Members of the Audit Review Committee rely on the information provided and the representations made to them by: management, which has primary responsibility for establishing and maintaining appropriate internal control over financial reporting, and for Deere's financial statements and reports; and by the independent registered public accounting firm, which is responsible for performing an audit in accordance with Standards of the Public Company Accounting Oversight Board—United States (PCAOB) and expressing an opinion on (i) the conformity of Deere's financial statements with accounting principles generally accepted in the United States, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting.

In this context, we have reviewed and discussed with management Deere's audited financial statements as of and for the year ended October 31, 2006.

We have discussed with Deloitte & Touche LLP, the independent registered public accounting firm for Deere, the matters required to be discussed by PCAOB Interim Auditing Standard AU Section 380, *Communication with Audit Committees.*

We have received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and have discussed with them their independence. We have concluded that Deloitte & Touche, LLP provision of audit and non-audit services to Deere is compatible with their independence.

Based on the reviews and discussions referred to above, and exercising our business judgment, we recommend to the Board of Directors that the financial statements referred to above be included in Deere's Annual Report on Form 10-K for the fiscal year ended October 31, 2006 for filing with the SEC.

We have selected Deloitte & Touche LLP as Deere's independent registered public accounting firm for fiscal 2007, and have approved submitting the selection of the independent registered public accounting firm for ratification by the shareholders.

Audit Review Committee
T. Kevin Dunnigan, Chair
Dipak C. Jain
Joachim Milberg
Thomas H. Patrick
Aulana L. Peters

COMPENSATION COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy

The Compensation Committee of the Board (the "Committee") is committed to providing a total compensation program that supports Deere's long-term business strategy and performance culture and creates a commonality of interest with Deere's stockholders. The Committee is responsible for the oversight of executive compensation and reviews Deere's compensation program on an ongoing basis. No member of the Committee is a former or current officer of Deere or any of its subsidiaries.

The overall philosophy of the Committee regarding executive compensation can be summarized as follows:

- Provide a target total reward opportunity sufficient to attract and retain high-caliber executives. In general, this involves a target total pay structure that provides median total compensation at planned levels of performance and top-quartile total compensation when Deere achieves upper-quartile performance on a sustained basis. Market comparisons are made to a comparable group of large, diversified companies;

- Link the majority of the total compensation opportunity to performance-based incentives, annual financial and strategic goals, as well as the creation of sustainable stockholder value within Deere's long-term strategic goals;

- Provide significant reward for achievement of superior performance, as well as significant risk to penalize substandard performance;

- Recognize the cyclical nature of Deere's equipment businesses and the need to manage for value throughout the business cycle;

- Provide flexibility to recognize, differentiate, and reward individual performance;

- Create significant opportunity and incentive for executives to be long-term stockholders in Deere; and

- Structure the program to be regarded positively by Deere's stockholders, employees, the financial community, and the public in general, as well as the eligible executive management.

The Revenue Reconciliation Act of 1993 placed certain limits on the tax deductibility of nonperformance-based executive compensation. The Committee intends that, to the extent practicable, executive compensation be deductible for federal income tax purposes provided doing so would be consistent with the other compensation objectives. The Committee may authorize modest amounts of non-deductible compensation when the Committee determines doing so is justified to achieve the other compensation objectives.

The specific practices concerning each component of Deere's executive compensation program are described in the following paragraphs:

Base Salary

It is the Committee's policy to position the base salaries of Deere's executives at approximately the median level of base salaries provided to comparable positions within a peer group of companies that are similar to Deere in sales volume, products and services, and a global presence. For fiscal 2006, this peer group consisted of 23 companies—three of which are also included among the four companies, other than Deere, that comprise the S&P 500 Construction & Farm Machinery index used in the performance graph following this report. The Committee believes that this larger peer group of companies provides a more appropriate and reliable benchmark for assessing competitive levels of compensation than the limited number of companies within the S&P 500 Construction & Farm Machinery index.

The Committee annually reviews the base salary of each executive officer of Deere, including Mr. Lane, the Chief Executive Officer (CEO). In determining salary adjustments for Deere's executives (including Mr. Lane and the other executive officers named in the Summary Compensation Table), the Committee takes into consideration various factors, including individual performance, the financial and operational performance of the activities directed by the executive, the financial performance of Deere relative to peer group companies, experience, time in position and potential. The executive's current salary in relation to the executive's salary range and the median salary practices of the peer group are also considered.

These factors are considered subjectively in the aggregate, and none of the factors is accorded a specific weight. In selected cases, other factors may also be considered. Peer group salary data for comparable-level positions are provided annually to Deere by an outside compensation consultant.

Mr. Lane's base salary for fiscal 2006 was below the peer group median. Mr. Lane received a base salary of $1,124,960 for fiscal 2005 and $1,230,888 for fiscal 2006. The primary factors used to determine Mr. Lane's salary increase for fiscal 2006 were the company's sustained level of higher performance, his individual performance and median salary practices of the peer group. For fiscal 2006, the base salaries of the other executive officers named in the Summary Compensation Table were generally consistent with the base salary philosophy established by the Committee.

Short-Term Incentives

A substantial portion of Deere's executive compensation package is contingent upon Deere's attaining preestablished financial goals under the John Deere Performance Bonus Plan (the "Bonus Plan"). The Bonus Plan was reapproved by the stockholders at the February, 2004 annual meeting. Each year, in which the preestablished goals are achieved, the compensation of almost all salaried employees (including Mr. Lane and the other executive officers named in the Summary Compensation Table) is supplemented by fiscal year-end payments under the Bonus Plan. The amount of these payments (if any) generally depend upon Deere's operating return on operating assets as adjusted for actual sales volumes in the equipment divisions and the return on equity in the financial services businesses. The operating return goals are derived by improving on historical Deere performance over the business cycle with the objective of sustaining 20% operating return on operating assets at normal volumes and comparable levels of performance for the financial services businesses.

The Committee is aware that the Bonus Plan is designed such that when Deere performance is excellent in a down cycle compared to normal volumes, there is potential for a maximum bonus payout. In support of the Company's growth initiatives, beginning in fiscal 2006 for both the Bonus Plan and Mid-Term Plan (discussed below) significant goodwill from acquisitions is phased into the asset or equity base of the performance computations evenly over a sixty-month period. The objective is to encourage investments in sound acquisitions that may include goodwill, while still requiring effective integration and management of new businesses in a timely manner. Beginning in fiscal 2007, the minimum performance goal at low sales volumes required to generate an award under the Bonus Plan has been increased. The amount of the Bonus Plan payments also depends upon the position and salary of the employee and any other performance goals established by the employee's division. In addition, the Committee can decrease or eliminate awards to designated senior officers of Deere and can increase, decrease or eliminate awards to other salaried employees.

When added to base salary, target awards under the Bonus Plan for Deere's executives are structured to provide median annual cash compensation relative to the peer group companies. The target award is 110 percent of base salary for the CEO and 70 to 75 percent of base salary for other senior officers. The target percentages are reviewed and set by the Committee annually. No bonus payment is available if minimum performance thresholds are not achieved.

For fiscal 2006, Deere's operating return on average consolidated operating assets as adjusted for actual sales volumes in the equipment divisions and return on equity in the financial services businesses, calculated in accordance with the Bonus Plan were at maximum performance. Based on these results, the preestablished Bonus Plan formula resulted in an annual performance bonus payment for Mr. Lane of $2,642,721. The Committee determined to pay Mr. Lane the amount calculated under the Bonus Plan. This amount represents approximately 215 percent of base salary. The other senior officers also received annual performance bonus payments calculated under the preestablished Bonus Plan formula of approximately 133 to 139 percent of base salaries.

In addition to the above performance Bonus Plan payments, the Committee and the CEO are authorized to grant discretionary bonuses to selected employees in recognition of outstanding achievement. Such bonuses may not exceed 20 percent of annual base salary, except in unusual circumstances. No such discretionary bonuses were granted to Deere's officers for fiscal 2006.

Deere also provides senior officers with selected personal benefits that in aggregate are below market, but where provided are commensurate with those of executives at peer group companies. Such personal benefits consist primarily of health and life insurance, executive physicals, security systems, limited personal use of corporate aircraft, and financial planning assistance. The Committee does not consider personal benefits to be a material component of executive compensation.

Long-Term Incentives

Equity Incentives.   Deere's long-term incentives for executive officers have been comprised of annual grants of market-priced and premium-priced stock options under the John Deere Stock Option Plan and the John Deere Omnibus Equity and Incentive Plan (the "Omnibus Plan") and grants of restricted stock units under the Omnibus Plan. Stockholders approved amendments renewing the Omnibus Plan at the February, 2006 annual meeting. Grants under these plans are intended to promote the creation of sustained stockholder value, encourage ownership of Deere stock, foster teamwork and retain high-caliber executives.

Under each plan, grants to executives are based on criteria established by the Committee, including responsibility level, base salary, current market practice, the market price of Deere's stock and the number of shares available under each plan. Grant guidelines for market-priced options and restricted stock units are established for all executive participants (including Mr. Lane) with the objective of providing a target total compensation opportunity, including base salary, the target annual short-term bonus, stock options, and restricted stock units, equal to the 50th percentile of the peer group. Depending on stock price performance, Deere's performance and the number of available shares, actual total compensation for any given year could be at, above, or below the target of the peer group. The number of options or restricted shares previously granted to, or held by, an executive is not a factor in determining individual grants.

In fiscal 2006, the long-term incentive award to senior executives included market-priced options and restricted stock units that vest over three years and are subject to the other terms and conditions of the Omnibus Plan. The options have a maximum term of ten years and the restricted stock units are not transferable for five years. This combination of options and restricted stock units is intended to reinforce the focus on long-term sustained higher levels of Deere performance, support the stock ownership guidelines for senior management and allocate available shares over the expected life of the Omnibus Plan. Consistent with the Committee's compensation philosophy and the comparator group marketplace, for fiscal 2006 the Committee approved a target grant of market-priced options and restricted stock units. During fiscal 2006, Mr. Lane was awarded 150,050 market-priced options that become exercisable in three annual installments beginning in December 2006 and 50,016 restricted stock units that vest after three years, must be held for five years and are payable exclusively in stock.

The Mid-Term Plan. In fiscal 2003, Deere introduced a new, multiyear incentive plan, the John Deere Mid-Term Incentive Bonus Plan (the "Mid-Term Plan") to create additional rewards when excellent financial results are achieved over a sustained (4-year) basis. Deere stockholders approved the Mid-Term Plan at the February, 2003 stockholders meeting. The Mid-Term Plan incentive has been targeted to provide total compensation, assuming achievement of exceptional levels of Deere's performance, approximately equal to the 75th percentile of the peer group. In order to maintain this alignment with the market place, the Committee approved slight reductions in the executive officers' target and maximum award percentages for the performance period beginning in fiscal 2006. Depending on Deere's performance, actual total compensation for any given year could be at, above, or below the target of the peer group.

Company-wide shareholder value added ("SVA") is used to determine awards earned under the Mid-Term Plan. The Committee has continued to evaluate and test various operating performance metrics to determine the strongest correlation over time with shareholder value creation. The Committee believes SVA contains significant sustained performance incentives, has a proven correlation to Deere's total shareholder return, and has aligned executive and employee performance with Deere's business strategy over the past four years.

Generally, SVA is defined as operating income before taxes and mid-term performance bonuses, less the cost of capital. SVA is computed for each fiscal year. The annual amounts are aggregated to determine performance for the four-year performance period. Deere shares with qualifying employees a small percentage of the four-year aggregated SVA, up to a capped level of $3 billion. Therefore, total annual awards paid to employees are capped.

As part of the annual review of the Mid-Term Plan, the Committee approved changes to the SVA metric on which the bonus is paid. The percentage of the SVA pool shared with employees is decreasing from 4.7% to 4.0%. This change ensures delivery of total compensation approximately equal to 75th percentile of the peer group when exceptional levels of company performance are achieved. In conjunction with the decrease in the percent of SVA shared with employees, the four-year aggregated SVA cap is being raised from $3 billion to $4 billion. These changes align SVA performance levels with enterprise SVA goals and raise the bar for SVA performance levels required to deliver mid-range and maximum awards. Mid-range awards will require an aggregate SVA for the performance period of $2 billion compared to $1.5 billion previously. Maximum awards will require an aggregate SVA for the performance period of $4 billion compared to $3 billion previously. These changes are effective for the performance periods beginning in and after fiscal year 2007. The first payout impacted by these changes will be in December 2010 due to the four year performance period.

The Committee is aware that this emphasis on aggregate performance over four years can result in awards being paid for periods when Deere is entering or has recently left a down cycle in its business. Inherent in the Mid-Term Plan design is a lagging, four-year impact. Positive SVA earned in a given year is part of the bonus calculation for the next four years. Negative SVA in a given year can offset positive SVA earned in a prior or future year.

As discussed above under Short-Term Incentives, beginning in fiscal 2006, significant goodwill from acquisitions is phased into the asset or equity base of the performance computations evenly over a sixty-month period. The objective is to encourage investments in sound acquisitions that may include goodwill, while still requiring effective integration and management of new businesses in a timely manner.

Beginning with fiscal 2003, three transition performance periods were established under the Mid-Term Plan consisting of two, three and four fiscal years. The first full four-year performance period ended at the close of fiscal 2006. For the four year performance period ending at the close of fiscal 2006, Deere's SVA calculated in accordance with the Mid-Term Plan was at maximum capped performance. Based on these results, the preestablished Mid-Term Plan formula resulted in a mid-term incentive payment for Mr. Lane of $3,438,928. The Committee determined to pay Mr. Lane the amount calculated under the Mid-Term Plan. The other senior officers also received mid-term incentive payments calculated under the preestablished Mid-Term Plan formula ranging from $437,519 to $1,170,483.

Stock Ownership Guidelines. Finally, during fiscal 1998, the Committee introduced revised stock ownership guidelines for members of Deere's senior management team to encourage the retention of stock acquired through Deere's various equity incentive plans. These guidelines are based on a multiple of each officer's base salary. The guidelines are 5 times base salary for the CEO and 3.5 times base salary for the other executive officers. Other executives have stock ownership guidelines ranging from 1 to 2.5 times base salary. Restricted stock units, but not stock options, are included in determining whether an executive has achieved the ownership guideline. Once the guideline is achieved by the executive, the number of shares held at that time becomes the fixed stock ownership requirement for the executive even if base salary increases. Each of the executive officers has achieved stockholdings in excess of the applicable multiple.

CEO Compensation

Mr. Lane has served as Chairman, President and Chief Executive Officer of Deere since August 2000. Mr. Lane's base salary, annual performance bonus, and option and restricted stock unit grants have been targeted to provide total compensation, assuming achievement of targeted levels of Deere's performance, approximately equal to the 50th percentile of CEO compensation of the peer group companies. The Mid-Term Plan incentive has been targeted to provide total compensation, assuming achievement of exceptional levels of Deere performance, approximately to the 75th percentile or top quartile of CEO compensation of the peer group companies. For fiscal 2006, Mr. Lane's total compensation was in the upper quartile of total CEO compensation of the peer group due to his maximum short-term and mid-term incentive bonus. As explained above, the availability of short-term and mid-term bonus payments were based generally on return on assets, return on equity, shareholder value added and payout levels established by the Committee at the beginning of the performance periods, as determined by actual 2006 results. The above target annual and mid-term bonuses are commensurate with the record financial performance of Deere relative to market conditions over the past three fiscal years. It is the Committee's view that this relationship between pay and Deere's performance is appropriate and serves stockholders' interests.


Compensation Committee
Arthur L. Kelly, Chair
Crandall C. Bowles
Vance D. Coffman
Antonio Madero B.
Richard B. Myers


COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG DEERE, THE S&P 500 INDEX
AND THE S&P 500 CONSTRUCTION & FARM MACHINERY INDEX

The following graph and table compare the total return on $100 invested in Deere common stock at year-end for the five year period from October 31, 2001 through October 31, 2006 with the total return on $100 invested in the Standard & Poor's 500 Stock Index and in the Standard & Poor's 500 Construction & Farm Machinery Index. The total return includes the reinvestment of dividends. The closing market price for Deere common stock at the end of fiscal 2006 was $85.13.

The Standard & Poor's 500 Construction & Farm Machinery Index is made up of Deere, Caterpillar Inc., Cummins Inc., Navistar International Corp., and PACCAR Inc.

The stock price performance shown on the graph is not intended to forecast and does not necessarily indicate future price performance.



	2001	2002	2003	2004	2005	2006
Deere & Co.	100.00	127.88	170.35	170.69	176.45	252.58
S&P Con & Mach	100.00	106.31	177.78	200.22	235.26	299.00
S&P 500	100.00	84.89	102.55	112.21	122.00	141.94

DEERE & CO.   S & P CONSTRUCTION & FARM MACHINERY   S & P 500

COMPENSATION OF EXECUTIVE OFFICERS

The following table shows the amount of compensation we paid to our Chief Executive Officer (the "CEO") and each of our four most highly compensated executive officers other than the CEO during the past three fiscal years. We refer to these five executive officers as the "named executive officers." The amounts shown include the cash and non-cash compensation we paid to the executive officer, plus amounts the officer earned but elected to defer until a later year.

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long-Term Compensation Awards | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Fiscal Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation(2) ($)	Restricted Stock Awards(3) ($)	Securities Underlying Options/ SAR(4) (#)	LTIP Payouts(5) $	All Other Compensation(6) ($)
Robert W. Lane,	2006	$1,230,888	$2,642,721	$97,315	$3,448,603	150,050	$3,438,928	$110,542
Chairman, President &	2005	$1,124,960	$2,411,695	$ 0	$4,493,450	160,000	$2,824,309	$ 67,841
Chief Executive Officer	2004	$1,079,570	$2,000,000	$ 0	$4,550,260	185,000	$1,555,872	$ 12,552
H. J. Markley,	2006	$ 531,310	$ 731,534	$ 0	$ 714,667	31,097	$1,170,483	$128,049
President,	2005	$ 508,940	$ 698,508	$ 0	$1,091,286	39,467	$ 943,857	$ 74,118
Agricultural Division	2004	$ 472,908	$ 621,341	$ 0	$ 811,668	33,000	$ 491,626	$ 28,180
Nathan J. Jones,								
President	2006	$ 525,530	$ 731,364	$ 0	$ 717,770	31,230	$1,170,483	$ 29,502
Worldwide Commercial	2005	$ 502,845	$ 691,810	$ 0	$1,151,015	41,626	$ 943,857	$ 22,172
& Consumer Equipment	2004	$ 469,885	$ 620,918	$ 0	$ 836,264	34,000	$ 491,626	$ 6,272
David C. Everitt,	2006	$ 524,924	$ 714,350	$ 0	$ 707,151	30,770	$1,170,483	$ 43,445
President,	2005	$ 479,576	$ 645,050	$ 0	$1,006,533	36,400	$ 943,857	$ 30,029
Agricultural Division	2004	$ 408,803	$ 535,620	$ 0	$ 793,221	32,200	$ 491,626	$ 7,444
Samuel R. Allen,								
President, Worldwide	2006	$ 510,264	$ 703,395	$ 0	$ 693,637	30,182	$1,170,483	$113,867
Construction &	2005	$ 465,364	$ 636,248	$ 0	$ 987,315	35,706	$ 943,857	$ 63,452
Forestry	2004	$ 403,588	$ 524,628	$ 0	$ 762,476	30,182	$ 491,626	$ 22,877

(1)   Salaried employees receive additional compensation in the form of year-end cash bonus payments in each year that they meet performance goals. The amount of the bonus an executive officer received over the past three fiscal years depended upon pre-bonus and pre-extraordinary item return on average assets of the equipment divisions and return on equity of the finance division for the year, and the position and salary of the executive officer.

(2)   The amount shown represents the aggregate incremental cost to the Company of providing various perquisites in fiscal 2006 for those in excess of reporting thresholds. The amount includes $91,464 for personal use of Company aircraft. The taxable amount of personal aircraft use is included in the reported salary amount. The Company does not reimburse the executive for taxes.

(3)   The amounts represent the market value (based on the closing market price of Deere's stock on the date of grant) of restricted stock units granted during the fiscal year. The units vest after three years and must be held for at least five years. Dividend equivalents are paid on the restricted stock units. As of October 31, 2006, the total number of restricted stock units and their market value (based on the closing market price) held by each of the named executive officers were as follows: Mr. Lane

(245,621 units valued at $20,909,716); Mr. Markley (49,113 units valued at $4,180,990); Mr. Jones (51,275 units valued at $4,365,041); Mr. Everitt (46,166 units valued at $3,930,112); and Mr. Allen (44,378 units valued at $3,777,899).

(4)   The amounts for each year represent market-priced options granted during that fiscal year. Additional details on the fiscal 2006 grant are included in the "Option/SAR Grants In Last Fiscal Year" table that follows.

(5)   The payments represent the amounts paid under the John Deere Mid-Term Incentive Bonus Plan approved by stockholders at the 2003 annual meeting. Under the Mid-Term Plan, if the Company meets the performance goals established by the Committee at the beginning of a performance period, participants may receive awards as determined by the Committee. The amount of the bonuses for 2006 were based on the aggregate amount of fiscal 2004, 2005 and 2006 shareholder value added allocated for participants, the position of the employee and the number of participants for the performance period. At the time of the initial awards under the Mid-Term Plan, the Committee determined not to count fiscal 2003 shareholder value added if it was less than zero. Generally, shareholder value added is defined as operating income before taxes and mid-term performance bonuses, less the cost of capital or equity. For the four year performance period ending October 31, 2006, the Committee established an aggregate cap of $3,000,000,000 for the amount of shareholder value added considered for bonus purposes. The Company's actual shareholder value added for the performance period exceeded the cap and together with the other award factors resulted in an award of 200% of the target award.

(6)   The amounts shown for fiscal year 2006 consist of: (i) vested employer contributions to the Deere 401(k) Savings and Investment Plan of $15,000 for each of Mr. Lane, Mr. Jones, and Mr. Everitt, $25,484 for Mr. Markley, and $25,164 for Mr. Allen; (ii) vested employer contributions to the Deere Defined Contribution Restoration Plan of $96,619 for Mr. Markley and $88,703 for Mr. Allen; and (iii) above-market earnings on deferred compensation of $95,542 for Mr. Lane, $5,946 for Mr. Markley, $14,502 for Mr. Jones, and $28,445 for Mr. Everitt. Deere's contribution to the Deere 401(k) Savings and Investment Plan for all participating Deere employees during the past fiscal year was $82,530,573. Deere's contribution to the Deere Defined Contribution Restoration Plan for all participating Deere employees during the past fiscal year was $2,005,291.

The following table shows information concerning individual grants of stock options we made during fiscal 2006 to each of our named executive officers. In addition, the table shows the potential realizable values of the grants assuming annually compounded stock price appreciation rates of five and ten percent per annum over the maximum option term. The options were granted under the John Deere Omnibus Equity and Incentive Plan and are subject to its terms. Under the Omnibus Equity and Incentive Plan, the actual option terms may be shorter than the maximum term under certain circumstances. The five and ten percent rates of appreciation are set by the rules of the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of Deere's stock price.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3) | |
Name	Number of Securities Underlying Options/SARs Granted(1)(#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date(2)	5% ($)	10% ($)
Robert W. Lane	150,050	6.21 %	$68.88	12/7/15	$6,499,905	$16,472,036
H. J. Markley	31,097	1.29 %	$68.88	12/7/15	$1,347,068	$ 3,413,735
Nathan J. Jones	31,230	1.29 %	$68.88	12/7/15	$1,352,829	$ 3,428,335
David C. Everitt	30,770	1.27 %	$68.88	12/7/15	$1,332,903	$ 3,377,838
Samuel R. Allen	30,182	1.25 %	$68.88	12/7/15	$1,307,432	$ 3,313,289

(1)   The number shown represents market-priced options which we granted during the fiscal year. The options become exercisable in three approximately equal installments at one, two and three years after the date that they are granted.

(2)   The options have a maximum term of ten years. The options will expire if the option holder's employment with Deere terminates during the term of the option for any reason other than death or disability, or retirement pursuant to Deere's disability or retirement plans. If the employee retires, the options are exercisable within five years of retirement or, if later, within one year of death but in no event more than 10 years after the date of grant.

(3)   The total potential realizable value for all Deere stockholders as a group based on 227,233,062 outstanding shares as of the 2006 fiscal year end, would be $9,843,341,290 at the 5% assumed annual rate of appreciation, and $24,944,959,450 at the 10% annual rate of appreciation. Mr. Lane's total potential realizable value is 0.07 % of the potential realizable value of all stockholders at the 5% and 10% assumed annual rates of appreciation. The ratio of the total potential realizable value of all the named executive officers to that of all stockholders is 0.12 % at both the 5% and 10% assumed annual rates of appreciation.

The following table shows information concerning exercises of options and SARs during fiscal 2006 for the named executive officers. The table also shows the number and value of unexercised options (and tandem SARs) each named executive officer held as of October 31, 2006.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Number of Securities Underlying Options/SARs Exercised (1)(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (2)(#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year End (3)($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert W. Lane	195,934	$8,972,839	930,693	316,700	$34,802,126	$5,536,633
H. J. Markley	181,839	$7,662,061	72,137	68,036	$ 2,170,664	$1,171,665
Nathan J. Jones	281,623	$8,657,318	0	69,924	$ 0	$1,204,036
David C. Everitt	45,188	$1,523,500	90,963	65,420	$ 3,032,788	$1,128,235
Samuel R. Allen	0	$ 0	118,912	63,978	$ 4,267,264	$1,102,160

(1)   The number shown represents the total number of shares with respect to which options were exercised before any withholding of shares to pay the exercise price and taxes. No SARs were exercised by executive officers during fiscal 2006.

(2)   Market-priced options and SARs become exercisable one to three years after the date of grant, and have a maximum term of ten years subject to the provisions of the Omnibus Equity and Incentive Plan. The premium-priced options granted in 1998 became exercisable in 2003. The premium-priced options have a maximum term of ten years subject to the provisions of the Omnibus Equity and Incentive Plan.

(3)   The amounts shown represent the difference between the option exercise price and $85.13 (the closing market price for Deere common stock as of October 31, 2006.) The options that were in-the-money as of October 31, 2006 were granted in the following calendar years at the following exercise prices:

> Market-Priced Options: 1997 ($56.50), 2000 ($42.07), 2001 ($42.30), 2002 ($45.80), 2003 ($61.64), 2004 ($69.37), and 2005 ($68.88).

> Premium-Priced options: 1998 ($50.97).

The following table shows information concerning long-term incentive plan awards made during fiscal 2006 to the named executive officers. The awards were made under the John Deere Mid-Term Incentive Bonus Plan approved by stockholders at the February 2003 annual meeting and are subject to its terms.

LONG-TERM INCENTIVE PLAN — AWARDS IN LAST FISCAL YEAR

| | | Estimated Future Payouts Under Non-Stock-Price-Based Plans (2) | | |
| | Performance or Other Period Until Maturation or Payout | Threshold | Target | Maximum |
Name	(1)	($)	($)	($)
Robert W. Lane	4 years	$1,100	$1,719,464	$3,438,928
H. J. Markley	4 years	$ 400	$ 585,242	$1,170,483
Nathan J. Jones	4 years	$ 400	$ 585,242	$1,170,483
David C. Everitt	4 years	$ 400	$ 585,242	$1,170,483
Samuel R. Allen	4 years	$ 400	$ 585,242	$1,170,483

(1)   The Compensation Committee of the Board has established shareholder value added as the performance measure under the John Deere Mid-Term Incentive Bonus Plan and intends to establish performance periods generally consisting of four fiscal years. Generally, shareholder value added is defined as operating income before taxes and mid-term performance bonuses, less the cost of capital or equity.

(2)   No awards will be paid unless at least $1,000,000 of shareholder value added is generated for a performance period and the maximum award will be earned if $3,000,000,000 of shareholder value added is generated during a performance period. The amounts in the table represent the awards that could be payable at the end of the performance period depending upon actual performance during the period and the actual number of participants sharing in the shareholder value added allocated to participants for the performance period.

PENSION BENEFITS

Under Deere's pension program, employees in executive salary grades ("executives") receive an annual pension determined by the following formula:

- 1.5% times the employee's number of years of non-executive service times the executive's average pensionable pay; plus

- 2.0% times the number of years the employee served as an executive times the executive's average pensionable pay.

Executives participating in the executive program prior to 1997 chose one of the following two options for "average pensionable pay":

- The executive's compensation for the five highest years, not necessarily consecutive, during the 10 years immediately preceding the date of retirement. If the executive elected this option, compensation is calculated by adding the executive's salary to the larger of (i) the sum of short-term bonuses, or (ii) any payments under the long-term incentive plan, awards under the restricted stock plan, or, after 1998, a prorated amount of awards under the equity incentive plan, or, after 2000, the target amount of short-term bonuses; or

- The executive's compensation over his or her entire career with Deere ("career average compensation"). If the executive elected this option, compensation is calculated by adding the executive's salary to any short-term bonuses.

The maximum annual pension an executive may receive if "average pay" is determined under the first alternative is 66.67% of his or her average pensionable pay.

In addition, for salaried employees hired prior to 1997 who elected the second option, career average compensation includes the average of the executive's compensation for the executive's five anniversary years prior to 1997, plus all future compensation the executive receives until retirement (with bonuses paid in 1992 through 1996 phased into the computation over five years.) Participants who became eligible for the executive program after January 1, 1997 do not have an election as to how average pensionable pay will be calculated; instead, the calculation is based exclusively on the career average compensation formula described above. Average pensionable pay is calculated in all cases using the entire amount of relevant compensation the executive earned, even if the executive elected to defer receipt of some of the compensation until a later time under Deere's deferral programs.

A salaried employee who is not eligible for the executive pension receives an annual pension benefit of 1.5% for each year of service times his or her average pensionable pay. Employees hired before 1997 chose one of the following two options for "average pensionable pay":

- the employee's base salary for the five highest years during the 10 years immediately preceding the date of retirement; or

- the employee's career average compensation. Compensation is calculated by adding the employee's salary to any bonus awarded under the performance bonus plan.

In addition, for employees hired prior to 1997, career average compensation generally will include the average of compensation from the five anniversary years prior to 1997 plus all future compensation until retirement (with bonuses paid in 1992 through 1996 phased into the computation over five years.) After January 1, 1997, the average pensionable pay for new salaried employees who are not

entitled to the executive pension is based exclusively on career average salary and performance bonuses. For salaried employees, including executives, participating in the career average compensation option, we make enhanced contributions to the employee's 401(k) retirement savings account. In addition, depending on the employee's years of service as of January 1, 1997, the employee's minimum age to retirement with full benefits may be increased.

The estimated pensions payable upon retirement at age 65 for the following named executive officers is: Mr. Lane, $9,245 monthly plus a $20,410,852 lump sum; Mr. Markley, $10,069 monthly plus a $4,481,315 lump sum; Mr. Jones, $13,718 monthly plus a $4,653,097 lump sum; Mr. Everitt $12,363 monthly plus a $3,726,995 lump sum; and Mr. Allen $10,423 monthly plus a $4,247,706 lump sum. The estimated annual pensions shown are based on a straight-life annuity for the qualified pension plan and a lump sum for nonqualified pension plan benefits. Pension benefits are not reduced for any social security benefits or other offset amounts that the executive or employee may receive.

We have used the following assumptions in computing the estimated pension payments:

- we continue our pension plans without further amendment other than those being implemented in connection with recent changes to deferred compensation rules;

- each of the named executive officers continues as a Deere executive until retirement at age 65;

- the fiscal year 2007 discount rate and mortality tables are used to calculate the lump sum payments;

- salaries continue at 2006 levels; and

- future bonuses are paid at target earnings goals.

CHANGE IN CONTROL SEVERANCE AGREEMENTS AND OTHER ARRANGEMENTS

We have entered into severance agreements with our executive officers, including each of the named executive officers. These severance agreements are intended to provide for continuity of management if there is a change in control of Deere. The agreements have an initial term of three years and are automatically extended in one-year increments, unless we give notice of termination to the executive at least six months prior to the expiration of his or her current agreement. If we do give notice to terminate an agreement, the agreement will continue to be effective until the end of its then remaining term. However, we may not give notice of termination of the agreement within the six months following a "potential change in control" (as defined in the agreements).

If a "change in control" (as defined in the agreements) occurs, the agreements will continue to be effective for the longer of: (i) twenty-four months beyond the change in control; or (ii) until we have satisfied our obligations under the agreements. A "change in control" is defined generally as any change in control of Deere that is required to be reported in a proxy statement by Regulation 14A under the Securities Exchange Act. The following are "change in control" events:

- any "person," as defined in the Securities Exchange Act (with certain exceptions), acquires 30 percent or more of Deere's voting securities;

- a majority of Deere's directors are replaced during the term of the agreements without the approval of at least two-thirds of the existing directors or directors previously approved by the then existing directors;

- any merger or business combination of Deere and another company, unless the outstanding voting securities of Deere prior to the transaction continue to represent at least 60% of the voting securities of the new company; or

- Deere is completely liquidated, or all or substantially all of Deere's assets are sold or disposed of.

The following are "potential change in control" events:

- Deere enters into an agreement that would result in a change in control (as described above); or

- any "person" acquires 15 percent or more of Deere's voting securities, and the Board resolves that a potential change in control has occurred.

Under the severance agreements, an executive is entitled to receive severance payments in either of the following situations:

- Deere terminates the executive within the six months preceding or within 24 months following the change in control, other than for death, disability or for "cause" (as defined in the agreements); or

- The executive terminates his or her employment for "good reason" (as defined in the agreements) within 24 months following a change in control.

If the executive officer is entitled to receive a severance payment, he or she will receive the following amounts in a lump-sum payment:

- three times:

  - the executive's then base salary; plus

  - the greater of (i) the average of the bonuses paid to the executive under our Performance Bonus Plan for the three complete fiscal years immediately prior to the termination; and (ii) the target bonus amount for the fiscal year in which the termination occurs;

- a pro-rated bonus, calculated through the date of termination, and earned but unpaid base salary and vacation pay;

- the amount by which the supplemental retirement benefit to which the executive would have become entitled had employment continued for an additional three years exceeds the supplemental retirement benefit to which the executive is entitled based on actual age and credited service;

- three times Deere's contributions on behalf of the executive under our defined contribution plans for the plan year preceding termination (or, if greater, for the plan year immediately prior to the change in control); and

- the number of the executive's then outstanding unexercisable stock options multiplied by the positive difference, if any, between the price per share of Deere common stock on the executive's termination date and the per share option exercise price.

In general, if any payments made under the severance agreements would be subject to the excise tax that the Internal Revenue Code imposes on excess parachute payments, we will cap the total payments we make to the executive at the excise tax threshold, so that no excise tax will be imposed. However, we will pay the full amount due under the severance agreements, and we will "gross-up" the executive officer's compensation for this excise tax, for any federal, state and local income taxes applicable to the excise tax, and for tax penalties and interest, if this approach would result in the executive receiving an amount that exceeds the capped amount by at least ten percent.

We will continue to cover the executive under our welfare benefit plans for health care, life and accidental death and dismemberment insurance, and disability insurance for the three years following the date of a covered termination. We will discontinue these benefits if the executive receives substantially similar benefits from another employer. In addition, we will pay the executive's reasonable legal fees and expenses if the executive must hire a lawyer to enforce the agreement. As part of the agreements, the executives agree not to disclose or to use for their own purposes confidential and proprietary Deere information, and, for a period of two years following termination of employment, not to induce Deere employees to leave Deere, or to interfere with Deere's business.

In addition to the severance agreements described above, several of our compensation plans in which the named executive officers participate have change in control provisions:

- Under the Performance Bonus Plan, participants as of the date of a change in control will be entitled to the greater of either (i) a bonus based on actual performance results to the date of the change in control, or (ii) their target bonus.

- Under the Mid-Term Incentive Bonus Plan, participants as of the date of a change in control will be entitled to a bonus based on actual performance results to such date.

- Under the Omnibus Equity and Incentive Plan, in the event of a change in control, unless the Board determines otherwise, all restrictions and vesting requirements terminate, all stock options become exercisable for the remainder of their term, and the value of other awards will be cashed out in amounts that are determined under the plan.

- Under the Supplemental Pension Benefit Plan, with limited exceptions, in the event of a change in control participants who terminate employment generally will be eligible for benefits under the plan notwithstanding their age at their termination of employment with Deere.

- Under the Deferred Compensation Plan, in the event of certain changes in control, amounts deferred may become payable as soon as practicable, or the plan may be modified to reflect the impact of the change in control.

The following table shows the total number of outstanding options and shares available for future issuances under our equity compensation plans as of October 31, 2006.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (#)
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	14,033,440 (1)	$57.93	11,242,434 (2)
Equity Compensation Plans Not Approved by Security Holders	-0-	—	-0- (3)
Total	14,033,440	$57.93	11,242,434

(1)   This amount includes 796,455 restricted stock units awarded under the John Deere Omnibus Equity and Incentive Plan. The units are payable only in stock either five years after the award is granted or upon retirement. The weighted-average exercise price information in column (b) does not include these units.

(2)   This amount includes 185,907 shares available under the John Deere Nonemployee Director Stock Ownership Plan for future awards of restricted stock and 11,056,527 shares available under the John Deere Omnibus Equity and Incentive Plan. Under the John Deere Omnibus Equity and Incentive Plan, we may award shares as performance awards, restricted stock or restricted stock equivalents, or other awards consistent with the purposes of the plan as determined by the Compensation Committee. In addition, shares covered by outstanding awards become available for new awards if the award is forfeited or expires before delivery of the shares.

(3)   Deere currently has no equity compensation plans, other than 401(k) savings plans, that are not approved by security holders.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Next year's annual meeting of stockholders will be held on February 27, 2008. If you intend to present a proposal at next year's annual meeting, and you wish to have the proposal included in the proxy statement for that meeting, you must submit the proposal in writing to the Corporate Secretary at the address below. The Secretary must receive this proposal no later than September 18, 2007.

If you want to present a proposal at next year's annual meeting, without including the proposal in the proxy statement, or if you want to nominate one or more directors, you must provide written notice to the Corporate Secretary at the address below. The Secretary must receive this notice not earlier than October 30, 2007 and not later than November 29, 2007. Nominations of directors may be made at the annual meeting of stockholders only by or at the direction of the Board, or by any stockholder entitled to vote at the meeting who complies with the above described notice procedure.

Notice of a proposal must include, for each matter, a brief description of the matter to be brought before the meeting; the reasons for bringing the matter before the meeting; and your name, address, the class and number of shares you own, and any material interest you may have in the proposal.

Notice of a nomination must include your name, address, the class and number of shares you own; the name, age, business address, residence address and principal occupation of the nominee; and the number of shares beneficially owned by the nominee. It must also include the information that would be required to be disclosed in the solicitation of proxies for election of directors under the federal securities laws. You must submit the nominee's consent to be elected and to serve. Deere may require any nominee to furnish any other information, within reason, that may be needed to determine the eligibility of the nominee.

Directors of Deere must tender their resignation from the Board upon any material change in their occupation, career or principal business activity, including retirement. Directors must retire from the Board upon the first annual meeting of stockholders following the directors' 71st birthday.

Proponents must submit stockholder proposals and recommendations for nomination as a director in writing to the following address:

Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

The Secretary will forward the proposals and recommendations to the Corporate Governance Committee for consideration.

COST OF SOLICITATION

Deere pays the cost of the annual meeting and the cost of soliciting proxies. In addition to soliciting proxies by mail, Deere has made arrangements with brokers, banks and other holders of record to send proxy materials to you, and Deere will reimburse them for their expenses in doing so.

Deere has retained Georgeson Inc., a proxy soliciting firm, to assist in the solicitation of proxies, for an estimated fee of $10,000 plus reimbursement of certain out-of-pocket expenses. In addition to their usual duties, directors, officers and a few certain other employees of Deere may solicit proxies personally or by telephone, fax or e-mail. They will not receive special compensation for these services.

For the Board of Directors,

MARC A. HOWZE
Secretary

Moline, Illinois
January 16, 2007

APPENDIX A

AUDIT REVIEW COMMITTEE CHARTER

AUDIT REVIEW COMMITTEE CHARTER

April 26,1977
As Amended August 29, 1990; August 25 1993;
December 5, 1995; September 11, 2001; February 26, 2003;
December 3, 2003; and November 29, 2006

RESOLVED, that the Audit Review Committee Charter is as follows:

RESOLVED, that there be and hereby is created a committee to be known as the Audit Review Committee (the "Committee") to assist the Board of Directors in fulfilling its oversight responsibilities pertaining to the accounting, auditing and financial reporting processes of the Company, and that the Committee shall consist of at least three directors, all of whom meet the independence and financial literacy requirements of law and of the New York Stock Exchange. A quorum shall exist when at least half the members of the Committee are present. At least one member of the Committee will meet the accounting or related financial management expertise requirement established by the Board of Directors. The members of the Committee and the Chair thereof shall be designated by the Board of Directors.

FURTHER RESOLVED, that the independent registered public accounting firm engaged to audit the financial statements and internal control over financial reporting of the Company (the "External Auditors") shall be ultimately accountable to the Board of Directors and this Committee.

FURTHER RESOLVED, that this Committee shall have the sole authority and be directly responsible for the selection, retention, evaluation and, where appropriate, replacement of the External Auditors as well as for the compensation and oversight of the work of the External Auditors.

FURTHER RESOLVED, that the following are the primary responsibilities of the Committee and are set forth only for its guidance. The Committee may, from time to time, adopt procedures as it deems appropriate in carrying out its oversight functions and may perform such other functions as may be assigned to it by law or regulation, this Charter, the Company's Articles of Incorporation, or Bylaws, or by the Board of Directors. The Committee shall:

(1) Select, retain, evaluate and, where appropriate, replace, External Auditors to conduct the audit of the Company's financial statements and internal control over financial reporting to be filed with the U.S. Securities and Exchange Commission, and approve all audit engagement fees and terms.

(2) Assist the Board of Directors in its oversight of (i) the integrity of the Company's financial statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the External Auditors' performance, qualifications and independence; and (iv) the performance of the Company's internal audit function.

(3) Determine whether to recommend to the Board of Directors that the Company's financial statements be included in its Annual Report on Form 10-K for filing with the U.S. Securities and Exchange Commission. To carry out this responsibility, the Committee shall:

- review the disclosures to be included in the Management's Discussion and Analysis;

- review and discuss the results of each external audit of the Company's audited financial statements and internal control over financial reporting with management and the External Auditors;

- discuss with the External Auditors the matters required to be discussed by Public Company Accounting Oversight Board – United States (PCAOB) Interim Auditing Standard AU Section 380, *Communication with Audit Committees*, relating to the conduct of the audit;

- review and discuss with the External Auditors the written disclosures required by Independence Standards Board Standard No. 1, *Independence Discussions Audit Committees*, as may be amended by the PCAOB regarding their independence and, where appropriate, recommend that the Board of Directors take appropriate action in response to the disclosures to satisfy itself of the independence of the Company's External Auditors;

- based upon the reviews and discussions, prepare and issue its report for inclusion in the Company's proxy statement.

(4) Consider whether the provision by the External Auditors of services not related to the audit of the annual financial statements and internal control over financial reporting included in the Company's Annual Report on Form 10-K and the reviews of the interim financial statements included in the Company's Quarterly Reports on Form 10-Q, including disclosures in the Management's Discussion and Analysis, for such year is compatible with maintaining the External Auditors' independence.

(5) Review the scope of, and plans for, the annual audit by the External Auditors.

(6) Meet collectively and separately, at least quarterly, with each of management, the General Counsel, the internal auditors and the External Auditors.

(7) Meet with management and the External Auditors in order to discuss (i) the critical accounting policies and practices to be used, including critical accounting estimates, the selection of initial accounting policies, reasons why certain policies are or are not considered critical, and how current and future events affect that determination; (ii) the alternative treatments of financial information within accounting principles generally accepted in the United States of America (GAAP) for policies and practices related to material items that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the External Auditors; and (iii) other material written communications between the External Auditors and management, such as any management letter or schedule of unadjusted differences, the management representation letter, internal controls reports, schedules of material adjustments and proposed reclassifications, listings of adjustments and reclassifications not recorded, engagement letters and independence letters.

(8) Discuss at least quarterly with management and the External Auditors the quarterly financial information prior to the Company's filing of Quarterly Reports on Form 10-Q or Annual Report on Form 10-K, including disclosures in the Management's Discussion and Analysis, and any matters identified in conjunction with the External Auditor's review of the interim financial information that are required by the applicable auditing standards to be communicated to the Committee or authorize the Chair of the Committee to conduct such discussions.

(9) Discuss with management earnings press releases, financial information and earnings guidance provided to analysts and rating agencies, with particular attention to the use of *pro forma* or adjusted non-GAAP information.

(10) Review annually the Company's procedures relating to its Business Conduct Guidelines and meet periodically with the General Counsel concerning litigation and legal and regulatory compliance.

(11) Meet at a minimum of once each fiscal year with members of the internal audit department, such meeting to include private session with the senior executive in charge of the internal audit department, to review and discuss as appropriate:

- the internal audit function, including staffing;

- the adequacy of the Company's internal control over financial reporting;

- all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting;

- any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

(12) Review and reassess the adequacy of this Charter annually and submit it to the Board of Directors for approval.

(13) Report Committee activities to the full Board of Directors on a regular basis.

(14) Discuss with management and the External Auditors policies with respect to risk assessment and risk management.

(15) Set clear hiring policies for employees and former employees of the Company's External Auditors.

(16) Assure the rotation of the lead, concurring and other audit partners as required by applicable law.

(17) Review with the lead audit partner whether any of the audit partners receive any discretionary compensation from the External Auditors with respect to procuring engagements with the Company to provide services other than audit, review or attest services.

(18) Establish procedures for (i) the receipt, retention and treatment of complaints about accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(19) Approve all engagements for the provision of audit services and permissible non-audit services by the Company's External Auditors or any other public accountant when applicable law or regulation requires public accountant independence in connection with the engagement. Such approval may be made by any member of the Committee between meetings of the Committee. Such approval shall then be reported at the next Committee meeting.

(20) Review with the External Auditors any audit problems or difficulties and management's response.

(21) Review at least annually a report by the External Auditors describing (i) the External Auditors' internal quality control procedures; (ii) any material issues raised by the most recent internal quality control review or peer review of the External Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the External Auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the External Auditors and the Company.

(22) Conduct a review on an annual basis of the Committee's performance.

(23) Retain legal, accounting or other consultants for advice and assistance as deemed necessary or appropriate by the Committee.

FURTHER RESOLVED, that the Company shall provide for appropriate funding, as determined by the Committee, for payment: to the External Auditors; to any legal, accounting or other consultants retained by the Committee; and for ordinary administrative expenses of the Committee that are necessary and appropriate in carrying out its duties.

FURTHER RESOLVED, that in discharging its oversight responsibilities, the Committee shall have unrestricted access to the Company's management, books and records.

FURTHER RESOLVED, that it is the responsibility of management of the Company to establish and maintain internal control over financial reporting and to prepare financial statements in accordance with GAAP and it is the responsibility of the External Auditors for the Company to audit those financial statements and to express an opinion on (i) the conformity of the financial statements with GAAP, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting. The Committee's responsibility is one of oversight. The Committee is not providing any special assurance as to the Company's financial statements or internal control over financial reporting or the audit of the financial statements and internal control over financial reporting by the External Auditors.

FINALLY RESOLVED, that members of the Committee shall be entitled to rely, to the fullest extent permitted by law, on the accuracy of the representations made and the financial and other information provided to the Committee by persons and organizations within and outside the Company.

APPENDIX B

DIRECTOR INDEPENDENCE CATEGORICAL STANDARDS
of
DEERE & COMPANY CORPORATE GOVERNANCE POLICIES

NYSE Standards of Independence

A director may not be considered independent if the director does not meet the criteria for independence established by the New York Stock Exchange (NYSE) and applicable law. A director is considered independent under the NYSE criteria if the board finds that the director has no material relationship with the Company. Under the NYSE rules, a director will not be considered independent if, within the past three years:

- the director has been employed by Deere, either directly or through a personal or professional services agreement;

- an immediate family member of the director was employed by Deere as an executive officer;

- the director receives more than $100,000 per year in direct compensation from Deere, other than for service as an interim chairman or CEO and other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- an immediate family member of the director receives more than $100,000 per year in direct compensation from Deere, other than for service as a non-executive employee and other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- the director was affiliated with or employed by Deere's independent auditor;

- an immediate family member of the director was affiliated with or employed in a professional capacity by Deere's independent auditor;

- a Deere executive officer has served on the compensation committee of a company that, at the same time, employed the director or an immediate family member of the director as an executive officer; or

- the director is employed, or the immediate family member of a director is employed as an executive officer of another company and the annual payments to, or received from Deere exceed in any single fiscal year the greater of $1 million or 2% of such other company's consolidated gross annual revenues.

Categorical Standards of Independence

The Board of Directors has established the following additional categorical standards of independence to assist it in making independence determinations:

Business Relationships. Any payments by Deere to a business employing, or 10% or more owned by, a director or an immediate family member of a director for goods or services, or other contractual arrangements, must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. The following relationships are not considered material relationships that would impair a director's independence:

- if a director (or an immediate family member of the director) is an officer of another company that does business with Deere and the annual sales to, or purchases from Deere during such company's preceding fiscal year are less than one percent of the gross annual revenues of such company;

- if a director is a partner of or of counsel to a law firm, the director (or an immediate family member of the director) does not personally perform any legal services for Deere, and the annual fees paid to the firm by Deere during such firm's preceding fiscal year does not exceed $100,000;

- if a director is a partner, officer or employee of an investment bank or consulting firm, the director (or an immediate family member of the director) does not personally perform any investment banking or consulting services for Deere, and the annual fees paid to the firm by Deere during such firm's preceding fiscal year does not exceed $100,000.

For purposes of these standards, "Deere" shall mean Deere & Company and its direct and indirect subsidiaries, and "immediate family member" shall have the meaning set forth in the NYSE independence rules, as may be amended from time to time.

Relationships with Not-for-Profit Entities. A director's independence will not be considered impaired solely for the reason that the director or an immediate family member is an officer, director, or trustee of a foundation, university, or other not-for-profit organization that receives from Deere or its foundation during any of the prior three fiscal years, contributions in an amount not exceeding the greater of $1 million or two percent of the not-for profit organization's aggregate annual charitable receipts during the entity's fiscal year. (Any automatic matching of employee charitable contributions by Deere or its foundation is not included in Deere's contributions for this purpose.) All contributions by Deere in excess of $100,000 to not-for-profit entities with which the director is affiliated shall be reported to the Corporate Governance Committee and may be considered in making independence determinations.

DIRECTIONS TO THE DEERE & COMPANY WORLD HEADQUARTERS
One John Deere Place, Moline, Illinois 61265-8098

The annual meeting will be held in the auditorium of the Deere & Company World Headquarters, which is located at One John Deere Place, Moline, Illinois. John Deere Place intersects the north side of John Deere Road east of 70th Street, Moline. The entrance to the World Headquarters and parking are on the east side of the building.

From Chicago (or the east)

Take I-290 (Eisenhower Expressway) west to I-88 West (East-West Tollway) which turns into IL5/John Deere Road. Follow IL5/John Deere Road to John Deere Place. Turn right onto John Deere Place. Follow for about 1/4 mile. Turn left onto the World Headquarters grounds. Follow the signs to parking on the east side of the building.

From Des Moines (or the west)

Take I-80 east to exit number 298. Exit onto I-74 East. Follow for about 9 1/4 miles to the IL5 East/John Deere Road exit (Exit number 4B). Exit onto IL5 East/John Deere Road. Follow IL5/John Deere Road east for 3.3 miles to John Deere Place. Turn left onto John Deere Place. Follow for about 1/4 mile. Turn left onto the World Headquarters grounds. Follow the signs to parking on the east side of the building.

From Peoria (or the south)

Take I-74 west to the I-280 West exit. Exit onto I-280 West. Follow for about 10 miles to exit number 18A. Exit onto I-74 West. Follow for about 1/2 mile to the IL5 East/John Deere Road exit (Exit number 4B). Exit onto IL5 East/John Deere Road. Follow IL5/John Deere Road east for 3.3 miles to John Deere Place. Turn left onto John Deere Place. Follow for 1/4 mile. Turn left onto the World Headquarters grounds. Follow the signs to parking on the east side of the building.




Printed on Recycled Paper